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To:

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
TSX Venture Exchange

Dear Sirs / Mesdames:

Re:

Filing of a Technical Report supporting the press release titled “Endeavour Silver Updates Mineral Reserve and Mineral Resource Estimates for its Operating Mines and Development Projects and Reports Initial Mineral Resource Estimate for New Parral Properties” dated February 7, 2018

I hereby consent to the public filing by Endeavour Silver Corp. (TSX:EDR) ("Endeavour" o r the “Company”) of a Technical Report dated March 26, 2018 titled “NI 43-101 Technical Report and Mineral Resource Estimate on The Parral Project, Chihuahua State, Mexico”, co-authored by Eugene Puritch, P.Eng., FEC, CET, Jarita Barry, P.Geo., Yungang Wu, P.Geo., Antoine Yassa, P.Geo. and David Burga, P.Geo., of P&E Mining Consultants Inc. (the “Technical Report”) with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with the System for Electronic Document Analysis and Retrieval (SEDAR); and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in written disclosure filed or being filed by Endeavour Silver Corp.

I, Antoine Yassa, have read the written disclosure filed by Endeavour Silver Corp. in its news release dated February 7 , 2 0 1 8 titled “Endeavour Silver Updates Mineral Reserve and Mineral Resource Estimates for its Operating Mines and Development Projects and Reports Initial Mineral Resource Estimate for New Parral Properties” and it fairly and accurately represents the information in the Technical Report that supports the disclosure insofar as my contribution is concerned.

DATED this 26th Day of March, 2018

Antoine Yassa, P. Geo.
Associate Geologist